Exhibit 4.6

The Very Good Food Company | MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	2

2021 HIGHLIGHTS	3

CORPORATE OVERVIEW	5

OUR STRATEGIC PROGRESS	8

OUTLOOK	14

FINANCIAL PERFORMANCE REVIEW	15

NON-GAAP FINANCIAL MEASURES	15

QUARTERLY RESULTS	23

CAPITAL MANAGEMENT	23

RELATED PARTY TRANSACTIONS	28

CRITICAL ACCOUNTING ESTIMATES	29

RISKS AND UNCERTAINITIES	29

The Very Good Food Company   |   Management’s Discussion and Analysis

FORWARD-LOOKING INFORMATION

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operation of The Very Good Food Company Inc. (“VERY GOOD” or “the Company”), constitutes management’s review of the factors that affected the Company’s financial and operational performance for the three and six months period ended June 30, 2021.

The MD&A contains “forward-looking information” within the meaning of applicable securities laws in Canada. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions.

This forward-looking information includes, but is not limited to, statements relating to: the Company’s business strategy and growth plans; the Company’s capital expenditures and operations; the scale and timing of the anticipated production capacity increases at its production facilities; the continued strong and increasing demand for VERY GOOD’s products; the strength of VERY GOOD’s eCommerce platform and the number of its monthly subscribers; the timing for the launch of new product lines including the Butcher’s Select line and the benefits VERY GOOD expects to derive from any new product launches; the attributes of VERY GOOD’s products and their ability to compete; VERY GOOD’s US retail expansion, the potential for future expansion into retail and foodservice, and its plans to extend its global footprint; VERY GOOD’s acquisition strategy; and the impact of the COVID-19 pandemic on VERY GOOD’s business.

Forward-looking information is based on the Company’s opinions, estimates and assumptions in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company currently believes are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Certain assumptions in respect of the impact of COVID-19; no material deterioration in general business and economic conditions; no material fluctuations of interest rates and foreign exchange rates; continued strong demand for VERY GOOD’s products; the successful placement of VERY GOOD’s products in retail stores and strong e-Commerce growth; the availability of sufficient financing on reasonable terms to fund VERYGOOD’s capital and operating requirements, VERYGOOD’s ability to successfully enter new markets and manage its international expansion, VERYGOOD’s ability to increase production capacity and obtain the necessary production equipment, the availability of labour as well as the accuracy of construction schedules and cost estimates for the commissioning of production lines at VERYGOOD’s Rupert and Patterson facilities and the timely receipt of required permits, VERYGOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERYGOOD competitively, are all material assumptions made in preparing forward-looking information and management’s expectations.

Forward-looking information is based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made and is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. These risks, uncertainties and other factors include, but are not limited to, those set forth in VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information.

The forward-looking information contained in this MD&A represents the Company’s expectations as of August 18, 2021 and is subject to change after such date. VERY GOOD disclaims any intent or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

The Very Good Food Company   |   Management’s Discussion and Analysis

BASIS OF PRESENTATION

The following MD&A is intended to help the reader understand the financial condition and results of the operations of The Very Good Food Company Inc. and constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and six months ended June 30, 2021. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2021 and 2020, together with the notes thereto and the audited annual consolidated financial statements for the Company for the years ended December 31, 2020 and 2019 together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”). The results for the three and six months period ended June 30, 2021 are not necessarily indicative of the results that may be expected for any future period.

Some of the financial measures we provide in this MD&A are non-GAAP financial measures that have no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-GAAP Financial Measures”, starting on page 15, for more information on the Company’s non-GAAP financial measures and reconciliations thereof.

All amounts in this MD&A are expressed in Canadian dollars, except where otherwise indicated. All references to “we”, “us” or “our” refer to the Company, together with its subsidiaries, on a consolidated basis. The information contained in this MD&A, including forward-looking statements, is current as of August 18, 2021 unless otherwise stated.

Additional information regarding the Company is available on the SEDAR website for Canadian regulatory filings at www.sedar.com and on the Company’s website at www.verygoodfood.com.

Q2 2021 HIGHLIGHTS

We use certain operational and financial metrics to measure our performance. These key metrics are highlighted below:

Operational Metrics

	Three months ended June 30,	Three months ended March 31,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2021	2021	2020	2021	2020
For the period ended:
Production volume sold by channel (units)
eCommerce	216,121	198,170	92,381	414,291	113,939
Wholesale	91,624	67,532	40,488	159,156	61,829

	307,745	265,702	132,869	573,447	175,768

Number of eCommerce orders	24,025	23,181	11,194	47,206	13,635
As at period end:
Number of product SKUs manufactured	20	19	13	20	13
Number of wholesale distribution points(1)	1,869	1,356	757	1,869	757

(1)	Wholesale distribution points are defined as the number of retail stores multiplied by the number of SKUs.

The Very Good Food Company   |   Management’s Discussion and Analysis

Financial Highlights

	Three months ended June 30,	Three months ended March 31,(2)	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2021	2021	2020	2021	2020
Revenue by channel
eCommerce	$2,206,403	$2,185,095	$846,134	$4,391,497	$964,642
Wholesale	455,055	345,905	169,859	800,960	274,771
Butcher Shop, Restaurant and Other	119,223	112,083	71,797	231,307	186,929

	$2,780,681	$2,643,083	$1,087,790	$5,423,764	$1,426,342

Gross Profit(1)	$677,859	$590,837	$396,995	$1,268,696	$278,495
Adjusted Gross Profit(1)	$1,079,490	$979,008	$468,570	$2,058,496	$453,584
Gross Margin(1)	24%	22%	36%	23%	20%
Adjusted Gross Margin(1)	39%	37%	43%	38%	32%
Net Loss	$(12,500,733)	$(15,028,576)	$(2,418,655)	$(27,529,309)	$(3,548,641)
Adjusted EBITDA net loss(1)	$(5,673,109)	$(5,391,936)	$(1,197,813)	$(11,065,045)	$(1,926,256)
Loss per share – basic and diluted	$(0.13)	$(0.15)	$(0.05)	$(0.28)	$(0.07)
Weighted average number of shares outstanding – basic and diluted	97,603,729	97,156,969	49,259,877	97,381,583	47,404,458

(1)	See “Non-GAAP Financial Measures” starting on page 15 for more information on non-GAAP financial measures and reconciliations thereof.
(2)

Certain operating expenses such as share-based compensation and wages from the March 31, 2021 period has been reclassified to conform to the change in presentation of expenditures adopted by the Company, which changed the Gross Profit from $534,120 to $590,837, Gross Margin from 20% to 22%, the Adjusted Gross Profit from $953,372 to $979,008, and the Adjusted Gross Margin from 30% to 37%.

OUR BUSINESS

The Very Good Food Company Inc. is an emerging plant-based food technology company that designs, develops, produces, distributes and sells a variety of plant-based meat, cheese and other food alternatives.

The Company was incorporated on December 27, 2016, under the laws of the province of British Columbia, Canada under its original name The Very Good Butchers Inc. The Company changed its name to The Very Good Food Company Inc. on October 1, 2019. Our head office is located at 2748 Rupert Street, Vancouver, British Columbia (“BC”), V5M 3T7; registered and records office are located at 800 – 885 West Georgia Street, Vancouver, British Columbia, BC V6C 3H1.

The Company’s shares commenced trading on the Canadian Securities Exchange (the “CSE”) under the symbol “VERY” on June 18, 2020. During the year ended December 31, 2020, the Company’s shares began trading on the Frankfurt Stock Exchange (the “FSE”) under the symbol “0SI” and on the OTC QB Market (the “OTCQB”) under the symbol “VRYYF” effective July 27, 2020 and October 14, 2020, respectively.

Effective March 17, 2021, the Company ceased trading on the CSE and commenced trading on the TSX Venture Exchange (the “TSXV”) under the symbol “VERY.V”.

The Very Good Food Company   |   Management’s Discussion and Analysis

CORPORATE OVERVIEW

Our Business Model

As at June 30, 2021, the Company’s product portfolio consisted of 20 products: 14 products developed under The Very Good Butchers brand and 6 products developed under The Very Good Cheese Co. brand. As at June 30, 2021, our products were produced in three of our four leased facilities located in Victoria, Vancouver and Esquimalt, BC in Canada. As part of our strategy, we continue to focus on expanding our product portfolio and the number of production facilities – see “Our Strategic Progress” section for further details.

We distribute and sell our products in 10 provinces and three territories in Canada and 50 states in the US through three main revenue channels: (1) eCommerce, (2) Wholesale (including Food Service) and (3) the Butcher Shop & Restaurant Flagship store (collectively, the “Distribution Network”) as described below.

(1)

eCommerce – Our eCommerce Store, accessible through the Company’s website and Amazon US, sells VERY GOOD’s products both individually and in boxed sets, along with a small variety of third-party products that complement our core offerings. In addition, we offer a monthly subscription service which allows customers to receive monthly boxed sets at a discount over a select period of time. As at June 30, 2021, the Company had over 2,028 active subscribers across Canada and in the US compared to 800 active subscribers at the end of fiscal 2020.

eCommerce sales allow us to capitalize on demand by shipping products directly to consumers and transforming demand into a recurring income stream via reorders. For the three and six months period ending June 30, 2021, the Company shipped 24,025 and 47,206 eCommerce orders respectively which represents 115% and 246% of the total eCommerce orders processed in the three and six months ending June 30, 2020. The Company monitors weekly orders versus inventory on hand and manages marketing efforts in lock step with production capacity.

Six months ended
eCommerce	June 30, 2021 $4,391,497	June 30, 2020 $964,642

The Very Good Food Company   |   Management’s Discussion and Analysis

(2)

Wholesale – VERY GOOD has experienced strong demand for its products in the wholesale channel and continues to market its products to a number of large retailers in both Canada and the US. As at June 30, 2021, these Wholesale Accounts include national grocery store chains including, but not limited to, Whole Foods Markets, Thrifty Foods (Sobeys), Fresh St. Market, Choices Markets, IGA, and Farmboy; as well as smaller independent grocers. In the US, the Wholesale Accounts include Erewhon, Harmons and GTFO It’s Vegan, an online retailer. The Company had approximately 1,869 retail distribution points in Canada in 432 stores (the “Wholesale Accounts”) as at June 30, 2021. See “Our Strategic Progress” section for further details.

Six months ended
Wholesale	June 30, 2021 $800,960	June 30, 2020 $274,771

(3)

Butcher Shop & Restaurant Flagship Store – The Butcher Shop & Restaurant located in Victoria, BC is the brick and mortar of our distribution network. Designed as a flagship store to showcase our products, serve as a test kitchen and be utilized as a key marketing and branding tool. The Butcher Shop & Restaurant also retails a small offering of plant-based dairy and cheese alternatives made by local artisan companies. Our second flagship store, based in Vancouver, BC (“Mount Pleasant”), is scheduled to open later in the fourth quarter of 2021. See “Our Strategic Progress” section for further details.

Our Strategy

Our strategy is grounded in our mission and purpose, our pride in establishing and maintaining strong relationships with our customers through differentiated products, and our commitment to long-term profitable growth.

Our key strategic choices position us to create competitive advantages by offering the right mix of products, creating strong customer awareness and engagement, implementing reliable production at scale, while optimizing our geographic reach and fulfilment:

The Very Good Food Company   |   Management’s Discussion and Analysis

Scale production and distribution	Strengthen brand awareness and consumer engagement	Launch new products and gain market share	Global expansion

•  Build operational scalability and expand production competencies to meet consumer demand

•  Increase distribution capabilities to drive greater market share capture across Canada and the US

•  Expand into US retail increasing the number of distribution points

•  Deepen brand awareness by encouraging people to consciously make lifestyle choices that affect and contribute to their wellbeing and that of the planet

•  Own consumer relationships by providing the right mix of products at the right price, in the right channels, supported by a brand purpose that consumers can embrace

•  Capitalize on strong R&D capabilities and specialized knowledge of plant-based protein ingredients to expand our range of innovative and delicious product portfolio with a wholesome nutritional profile

•  Invest in technology to support growth and continued development of new innovative products

•  Maximize SKUs and sales velocity of leading products in the market

•  Continue to expand in the Canadian and US markets with plans to launch products in the UK and Europe via eCommerce and retail

•  Execute on accretive acquisitions to further expand product categories and geographic regions

The Very Good Food Company   |   Management’s Discussion and Analysis

OUR STRATEGIC PROGRESS

Expanding Production Capacity

Increased production capacity enables us to start to meet the pent-up demand for our products, fulfill a larger number of eCommerce orders, expand our points of distribution within our wholesale network and take advantage of potential food service opportunities. Our ability to reliably produce enough product to consistently fulfill orders is an important factor in the recruitment of larger grocery chains.

As at June 30, 2021, VERY GOOD had four leased production facilities. Consistent with our growth strategy, we entered into two new food production facility leases during fiscal year 2020 for the Rupert Facility and the Patterson Facility, with the goal of ramping up our production capacity to meet growing demand and increasing the availability of our products to consumers not only in Canada and in the US, but also in Europe. Through the acquisition of the The Cultured Nut Inc. (the “Cultured Nut”) in February 2021, VERY GOOD took over the lease of their existing production facility located in Esquimalt, BC (the “Fairview Facility”).

Rupert Facility

•  Location: Vancouver, BC, Canada

•  Size: 45,000 square feet

•  Potential annual production capacity: 37 million lbs

•  Number of production lines: 2

•  Estimated capital expenditure (including tenant improvements): C$20-25 million

•  Start date of food production: May 2021

Patterson Facility

•  Location: Patterson, California, United States

•  Size: 25,000 square feet (with first right of refusal on an additional 25,000 square feet)

•  Potential annual production capacity: 98.5 million lbs

•  Number of production lines: 3-4

•  Expected capital expenditure: US$30-50 million

•  Expected start date of food production: latter part of 2021

Victoria Facility	• Location: Victoria, BC, Canada • Size: 3,000 square feet • Potential annual production capacity: 1.375 million lbs • Commercial kitchen equipment • Start date of food production: 2019

Fairview Facility

•  Location: Esquimalt, BC, Canada

•  Size: 3,000 square feet

•  Potential annual production capacity: 500,000 lbs

•  Expected capital expenditures: C$0.5 million

•  Commercial kitchen equipment

•  Start date of food production: 2019

Rupert Facility

During the third quarter of 2020, a unique opportunity to address near-term demand was presented for an already built-out food production facility in Vancouver, BC (the “Rupert Facility”). The facility comprises approximately 45,000 square feet of production, refrigeration, warehousing, R&D and office space, and is expected to be capable of producing up to 37 million lbs of annualized product to be phased in this year. The Company took possession of the lease in January 2021.

The Very Good Food Company   |   Management’s Discussion and Analysis

VERY GOOD commissioned its first line of production (“Line 1”) in April 2021. Line 1 will initially produce 7+ SKUs of its popular The Very Good Butcher’s product line, including “The Very Good Burger”, “A Very British Banger”, “Pepperoni”, “Smokin’ Burger”, “Smokin’ Banger”, “Very Good Dog”, “The Very Good Steak”, which are already being sold in the market. The Company began testing these initial 7 SKUs in May 2021.

While the production of saleable product is now underway, during this testing phase, saleable product was manufactured in limited quantities in Q2 2021. Over the course of the next few months, the production team will continue to ramp up the production from Line 1 and will be targeting 40,000 lbs per day on average starting in Q4 2021; gradually increasing to an average of 60,000 lbs per day in early Q1 2022. This additional capacity will support the increasing demand for VERY GOOD’s products which have an average sales price of CDN$14 per lb in e-Commerce and CDN$7 per lb in wholesale.

The second production line at the Rupert Facility (“Line 2”) is planned to be commissioned in Q4 2021 with food production starting in early Q1 2022. Line 2 is expected to initially produce 6+ SKUs of our newly announced gluten-free and soy-free Butcher’s Select Line of plant-based meat alternatives meant to compete on taste and texture with the likes of some of our competitors. Select SKUS of the Butcher’s Select line will be available this summer online with the full suite hitting retailers’ shelves in the months to follow.

The commissioning of production lines at both the Rupert and Patterson facilities are experiencing some challenges due to the COVID-19 pandemic. We are experiencing delays in the receipt of production equipment from Europe from manufacturer and shipping setbacks. In both Vancouver and California, we are experiencing delays in hiring due to labour shortages as COVID restrictions lighten and businesses open again. We anticipate that these challenges will continue in the near-term and potentially slow the targeted ramp up planned to meet the fast-growing demand for our products in North America.

Patterson Facility

To support the expansion of our US operations and the introduction of new products into the market, VERY GOOD signed a lease on August 31, 2020, for a 25,000 square foot production facility, with the option to lease an additional 25,000 square feet, located in Patterson, California (the “Patterson Facility”).

The Patterson Facility is strategically located on the same property as one of the Company’s third-party logistics providers such that product can be delivered for distribution by way of a short-haul forklift at minimal cost and time in transit. The Patterson Facility is also located on key shipping routes for ground transportation to wholesale clients and is in close proximity to key suppliers.

The Patterson Facility can accommodate up to three to four production lines allowing for potential capacity of up to 98,500,000 lbs of product per year. In August 2021, the Company announced that food production will initially be launched in September 2021 on commercial-grade kitchen equipment in order to fast-track the production of Taco Stuff’er, one of the VER GOOD’s most in-demand SKUs, while the installation of the facility’s first major production line (“Line 1”) is underway for targeted completion in Q2 2022. Once commissioned, Patterson’s Line 1 will produce The Very Good Butchers’ various unique products which have not yet been scaled, including the popular Holiday roast “The Stuffed Beast” and the jackfruit based “Ribz”, and will have the capability to make the brand’s original suite of products. The production of Taco Stuff’er will also be transitioned to Line 1 once commissioned, which is expected to produce an average of 27 million lbs of product per year when fully operational.

Victoria Facility

The Victoria Facility will continue to produce our existing SKUs as well as focus on producing any new product in development at a low scale to test in the market. In May 2021, the Company announced the achievement of a new production target at its Victoria Facility resulting in an increase in weekly production volume from 20,000 lbs at the end of fiscal 2020 to approximately 24,000 lbs per week due to the addition of new equipment and production labour.

The Very Good Food Company   |   Management’s Discussion and Analysis

Fairview Facility

Through the acquisition of The Cultured Nut, VERY GOOD took over the lease of the Fairview Facility located in Esquimalt, BC. The Company is currently scaling production to 500,000 lbs per year, the equivalent of 130,000 units per month through tenant improvements and the addition of capital equipment as well as enhancing operational process flow. The Fairview Facility will continue to produce the Cultured Nut’s existing SKUs as well as other plant-based cheese products in development. The Cultured Nut’s top 5 products has been rebranded to The Very Good Cheese Co. and was launched in June 2021 through VERY GOOD’s eCommerce and will be relaunched in its wholesale distribution channel in Q4 2021 in Canada with US wholesale starting in Q1 2022.

Developing Innovative Products

We have a team of scientists and food technology experts in Vancouver working on developing innovative new plant-based products and continuously improving the taste and texture of our product lines.

VERY GOOD recently announced its new gluten-free and soy-free Butcher’s Select product line in July 2021. The Butcher’s Select product range comprises of premium line of extra meaty artisanal meats made with real, minimally processed ingredients, including pea protein, navy beans, chickpeas, garlic, onion, hemp seeds and organic peppers. This premium line of sausages, burgers and meatballs is gluten-free, soy-free, and will be Non-GMO verified.

With more consumers interested in plant-based products due to a focus on healthier and more sustainable habits, more than half of US households are now purchasing plant-based foods. According to SPINS data released by the Good Food Institute and the Plant Based Foods Association in April 6, 2021, plant-based meat sales have outpaced conventional animal product sales for the third consecutive year1. The Butcher’s Select line will not only appeal to households interested in a more plant-based diet but also extends the Company’s consumer base to the estimated 30% of Americans who avoid gluten.

Butcher’s Select is made with real, minimally processed ingredients, and is a ‘cut above’ other plant-based meats currently available. The new product line will diversify VERY GOOD’s portfolio of plant-based meats and position The Very Good Butchers brand in the alternative meat substitute category where products are created to directly simulate their animal-based counterparts and which has been largely dominated by Beyond Meat and Impossible Foods. The products pack an extra meaty taste and texture and will be available through a limited release on VERY GOOD’s eCommerce platform www.verygoodbutchers.com this month with a retail rollout across North America to follow.

On May 12, 2021, VERY GOOD announced its new brand, The Very Good Cheese Co., and its lineup of five new plant-based cheese products. These new SKUs will initially consist of: “Bold Cheddah”, a white cheddar style vegan cheese; “Cheedah”, a medium cheddar style vegan cheese; “Dill’ish”, a garlic and dill-havarti style vegan cheese; “Goud AF*”, a smoky gouda style vegan cheese; “Pepper Jack”, a monterey jack style vegan cheese and “Sharp and Sassy”, a sharp flavor white cheddar style vegan cheese. The Very Good Cheese Co. products were made available in the US and Canada in June 2021 through the Company’s eCommerce platforms and will be available in retail stores in Q4 2021.

These newly announced plant-based cheeses follow the Company’s completed acquisition of The Cultured Nut Inc., a popular artisan vegan cheese producer known for its block-style cheeses. This accelerated brand launch is a key milestone in VERY GOOD’s growth strategy focused on building an expansive plant-based product portfolio through a combination of organic development and strategic acquisitions.

[1]

Per new data released April 6, 2021 by the Plant Based Foods Association (PBFA) and The Good Food Institute (GFI) https://gfi.org/press/plant-based-food-retail-sales-grow-27-percent-to-reach-7-billion-in-2020/

The Very Good Food Company   |   Management’s Discussion and Analysis

The new dairy-free, plant-based cheese products have already been tested in the market, receiving highly positive feedback from consumers. They join VERY GOOD’s growing portfolio of 14+ plant-based food options, including The Very Good Butchers’ Very Good Pepperoni and Very Good Dog launched last year.

Expansion of Wholesale Distribution

We continue our efforts to expand our Canadian wholesale distribution points during part of our strategic focus to meet demand and increase customer awareness resulting in revenue growth.

Wholesale retail distribution in the US is a key component of our 2021 growth strategy. During the second quarter of 2021, VERY GOOD entered into a new partnership with Boulder, Colorado-based natural food and beverage brokerage, Green Spoon Sales (“Green Spoon”), to accelerate the Company’s reach into grocery and retail across the US In May 2021, VERY GOOD signed on with the US distribution arm of United Natural Foods (“UNFI”), the largest publicly traded wholesale distributor of health and specialty food in North America. The Company previously entered into a distribution partnership with UNFI Canada during the fourth quarter of 2020. Later in the second quarter, the Company announced a wholesale distribution agreement with KeHE Distributors, LLC (“KeHE”) a top pure play US wholesale food distributor of natural, organic, speciality and fresh food brands across North America. The partnerships with Green Spoon, UNFI and KeHe are poised to significantly boost VERY GOOD’s wholesale retail distribution in the US lock step with the ramp up of production at the Rupert Facility. These valued distribution partners have relationships with major grocers including Harmons Grocery, Erewhon Organic Grocer, Sprouts Farmers Market, Whole Foods, Thrive Market and Associated Food Stores.

During the second quarter of 2021, VERY GOOD continued its coast-to-coast expansion in Canada through its new wholesale distribution partnership with Horizon Grocery + Wellness, where the Company signed on with Save-On-Foods, Canada’s largest Western-based grocery retailer, to carry The Very Good Butchers suite of products in 184 of its retail stores across Canada. Save-on-Foods is the owner of several well-established banners including its namesake Save-On-Foods stores as well as PriceSmart Foods, Urban Fare and Bulkley Valley Wholesale. Save-on-Foods will stock its shelves with The Very Good Butchers’ top 5 SKUs including The Very Good Burger, Smokin’ Bangers, Taco Stuff’er, Very Good Pepperoni and the Very Good Dog in 177 of its retail stores and 7 Urban Fare locations across Canada starting August 1, 2021. This brought the number of retail stores carrying The Very Good Butchers products in Canada as at June 30, 2021, to 573 stores.

In August 2021, the Company announced that it is now present in 754 stores across North America with more than 100+ stores in the US set to carry VERY GOOD’s suite of products under its core brand, The Very Good Butchers.

We expect to be on the shelves of many more stores by the end of the year, but more so in the first quarter of 2022, after major retailers’ fall 2021 product category review periods. Retailers have set periods in their annual calendars, called product category review periods, where new entrants into their stores are considered. Food suppliers, such as VERY GOOD, present their innovative products along samples, marketing materials and suggested pricing to have their SKUs selected by the retailers. For major retailers, the next product category review period is this fall for entry onto their shelves in Q1 2022.

Expansion of eCommerce

In June 2021, the Company launched an Amazon US storefront. US-based customers now have access to the Company’s popular bean-based products through their well-known Butcher Boxes which include some of The Very Good Butchers best sellers such as Very Good Pepperoni, The Very British Banger, The Very Good Burger and the Taco Stuff’er. VERY GOOD’s Butcher boxes will also be available through Amazon’s app making it even easier for consumers to order its delicious products.

In August 2021, the Company launched its UK eCommerce website allowing UK-based customers to order VERY GOOD’S Butcher Boxes. Consumer demand for plant-based foods is growing at a rapid pace in the U.K. Google Trends listed the UK as the number one growing country searching veganism; and a recent survey conducted by Finder shows that the number of vegans increased by 40% in 2020. The Very Good Butchers is

The Very Good Food Company   |   Management’s Discussion and Analysis

on a mission to make plant-based foods not only nutritious and delicious, but approachable and accessible across the globe.

Since the privacy updates implemented by Apple in April 2021 and the changes Facebook made to their advertising tools shortly after, the data collection features used by advertisers have become less effective. As a result, VERY GOOD, along with other direct to consumer businesses, have been limited in the ways we can target consumers and measure the success of specific ad campaigns. The cost of digital marketing initiatives also continues to rise with the lightning of COVID restrictions and as more businesses come back online. Even with these rapidly shifting changes in policies and the marketing environment, we continue to steadily grow our eCommerce channel quarter over quarter in 2021.

Food Services and Meal Kit Services

Entering the food service industry and meal kit category is a natural growth opportunity for VERY GOOD as the brand continues to earn positive recognition and see significant demand from retailers, distributors and consumers.

The Company announced in June 2021 that it has partnered with Vancouver-based homegrown meal kit company, Fresh Prep, to add VERY GOOD’s innovative plant-based food products to its extensive menu of recipes and meal kits. The partnership with Fresh Prep marks VERY GOOD’s entry into the food service and meal kit space representing the latest milestone in its growth strategy, which focuses on making its diversified line of minimally processed, high-quality plant-based foods easily accessible to its growing consumer base. Fresh Prep is Canada’s most sustainable meal kit company with more than 75% of ingredients and add-on items supplied by local companies. VERY GOOD’s popular The Very Good Burger, Smokin’ Burger, and Smokin’ Bangers will be a part of Fresh Prep’s add-on menu, and will be marketed along with their BBQ kits and other summer grilling campaigns.

Subsequently, in June 2021, VERY GOOD entered into an arrangement with Copper Branch, the world’s largest plant-based restaurant franchise with over 40 locations across North America. Copper Branch will make The Very Good Butchers’ delicious and nutritious plant-based products available to its customers to purchase from branded in-store freezers. The quick service chain will initially set up the branded freezers in eight Copper Branch locations across Canada starting this summer. This partnership marks VERY GOOD’s second step into the North American food service industry.

Strategic Acquisitions

Our acquisition strategy centers on assessing selective complementary assets with new superior product offerings creating the right mix of products for our customers, generating strong brand awareness, manufacturing or distribution capabilities, with North American or European footholds and the opportunity for large upside potential.

On February 24, 2021, in line with our M&A strategy, the Company completed the acquisition of The Cultured Nut Inc., a highly popular artisan vegan cheese producer on the West Coast of Canada with current sales distribution in several online and grocery retailers including select Whole Foods Market stores. The Company rebranded Cultured Nut’s product line under a new brand called The Very Good Cheese Co. which was launched in June 2021 and are available via eCommerce in the US and Canada with a planned retail rollout in the latter part of the year. This marks the first accretive acquisition for VERY GOOD at a time when the plant-based industry is experiencing tremendous growth.

The acquisition of Cultured Nut was completed pursuant to a share purchase agreement with the shareholders of Cultured Nut for an aggregate purchase price of $3,000,000; comprised of an equity payment of $1,000,000 consisting of 139,676 VERY GOOD common shares at a deemed price of approximately C$7.16 per share and a cash portion of $2,000,000 of which $1,000,000 is contingent on the successful achievement of certain milestones related to the integration of The Cultured Nut’s business over a 12-month period.

The Very Good Food Company   |   Management’s Discussion and Analysis

On March 15, 2021, VERY GOOD completed the strategic acquisition of the Lloyd-James Marketing Group Inc. (“Lloyd-James”), a boutique wholesale and food service broker specializing in the plant-based food industry with a history of placement in large natural, speciality and conventional grocery retailers such as Sobeys, Metro, Loblaws and Walmart. Since 2019, Lloyd-James has played an integral role in the development of VERY GOOD’s retail distribution network into retailers such as Whole Foods Market, Sobeys, The Pattison Group and several others.

The acquisition of Lloyd-James was completed pursuant to a share purchase agreement with the sole shareholder of Lloyd-James for an aggregate purchase price of $1,075,000; comprised of an equity payment of $400,000 consisting of 62,329 VERY GOOD common shares at a deemed price of approximately $6.42 per share and a cash portion of $675,000 of which $350,000 is contingent on the successful achievement of certain milestones related to the achievement of specific sales targets during the fiscal period ended 2021.

Strategic Warehousing and Logistics Partnerships

Establishing hubs across North America is a critical step in building a scalable eCommerce business, reducing shipping costs, and enhancing customer relationships through faster delivery times. In the latter part of 2020, the Company signed agreements with three strategically located third party logistics providers (“3PL”) in North America to increase speed of delivery to customers and reduce associated shipping costs for its eCommerce orders. The 3PL facilities’ centralized locations provide VERY GOOD with the capabilities of reaching anywhere in North America in 2-3 days via ground transportation. All three providers pick, pack and ship for our eCommerce orders and wholesale palletize for retail orders.

With the launch of our UK eCommerce platform in August 2021, the Company announced a distribution partnership with Peter Green Chilled, a leading 3PL logistics provider with over 19,000 points of distribution throughout the UK and Europe, to support the Company’s UK eCommerce launch in August 2021. Peter Green Chilled will be our Importer of Record to help distribute the Company’s delicious and wholesome plant-based products first in the UK, and then, Europe. Peter Green Chilled offers a full complement of 3PL logistics services including importing, customs clearance, warehousing and transportation of food products throughout the UK and Europe. We are currently exploring 3PL partnerships in Europe with plans to launch an online platform in the European Union late in the fourth quarter of 2021.

Victoria Flagship Store

In January 2021, we announced the launch of a new flagship Butcher Shop & Restaurant located in downtown Victoria, BC. The new flagship restaurant will have an outdoor patio and a larger footprint than our current butcher shop located in the Victoria Public Market and will accommodate a higher volume of customers while maintaining COVID-19 pandemic social distancing protocols. This Butcher Shop & Restaurant will be a template for the opening of additional flagship stores across strategic cities in North America. Improvements are underway and the new butcher shop is tentatively scheduled for an official opening late in the third quarter. There could be possible delays in opening due to the demand for tradespeople increasing as businesses start to operate again from the lightening of COVID-19 restrictions.

Mount Pleasant Flagship Store and R&D Innovation Centre

In January 2020, the Company signed a lease for an approximately 14,000 square feet space in Vancouver’s Mount Pleasant district and took possession on September 1, 2020. Mount Pleasant will be our second flagship store with a retail front featuring our Butcher Shop & Restaurant concept including a test kitchen and R&D innovation centre. The R&D innovation centre will include a smaller production line which will be used to test new products and produce product for sale. This investment in product innovation and development will allow for the rapid introduction of new creative products into the market in line with our growth strategy.

The design and layout for Mount Pleasant have been finalized. The Company is working with the City of Vancouver on the construction permits required. We anticipate welcoming our first customers to the Mount Pleasant flagship store in the fourth quarter of 2021.

The Very Good Food Company   |   Management’s Discussion and Analysis

The Mount Pleasant Flagship Store will be our second Butcher Shop & Restaurant, with the first located in Victoria, BC. We believe these flagship stores are key marketing and branding tools which allow new consumers to sample our products.

Financings

On June 7, 2021, the Company announced that it has entered into a senior secured credit facility (the “Credit Facility”) with Waygar Capital Inc. (“Waygar Capital” or the “Agent”), as agent for Ninepoint Canadian Senior Debt Master Fund L.P. (“Ninepoint Partners” or the “Lender”). The Credit Facility consists of a C$20 million revolving line of credit and a C$50 million senior secured asset backed term loan. All amounts drawn are subject to specific borrowing requirements and under the Credit Facility will pay interest at a rate of 9.95% per annum and will be repaid in full upon maturity. The Credit Facility has a term of 24 months with an option to renew, upon mutual consent, for another 12 months and is secured by a first-priority security interest on substantially all of VERY GOOD’s assets (refer to Note 12 of the condensed interim consolidated financial statements). The amount we may draw under the term loan at any given time is tied to a prescribed proportion of the appraised value of our eligible equipment from time to time. Only certain equipment may be financed, and no value is given for equipment installation costs. As of June 30, 2021, the Company received total net proceeds of $1,891,092 from the Credit Facility.

On July 2, 2021, the Company completed its bought deal prospectus offering (the “Offering”) consisting of 5,594,750 units of the Company’s common shares (the “Units”) at a price of $3.70 per unit for total gross proceeds of $20,700,575. Each Unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrants (each whole warrant, a “Warrant”), with each Warrant entitling the holder to purchase one additional common share at a price of $4.60 per Warrant until January 2, 2023.

OUTLOOK

There are no changes to the outlook disclosed in the 2020 Annual MD&A.

COVID-19

Along with businesses globally, VERY GOOD is subject to the continuing risk that COVID-19, and its current and/or any future variants, may impact our results of operations or financial condition through disruptions to our operations including as a result of temporary production suspensions at our production facilities, production ramp-up delays, interruptions in our supply chain and distribution network, or new indoor dining restrictions at our Victoria Flagship Store

We continue to utilize and refine our safety protocols to ensure the health and wellness of our employees which include the use of personal protective equipment and physical distancing initiatives to reduce risk within our facilities and mitigate the direct impacts of COVID-19. However, during the second quarter ended June 30, 2021, our operations were affected by indirect impacts of the pandemic through delays in the delivery of production equipment as well as a tightening of the local labour markets in the areas surrounding our Rupert and Patterson facilities which made it more challenging to secure the personnel needed to staff up operations. Taken together these developments, if prolonged, may slow our targeted ramp-up. In addition, our Victoria Flagship Store had curtailed operations for a significant portion of the quarter due to government mandated closures for in-restaurant dining which were in effect until late May.

The extent of the impact of COVID-19 on future periods will depend on future developments, all which are uncertain and cannot be predicted, including the duration or resurgence of the pandemic, government responses and health and safety measures or directives put in place by public health authorities, and sustained pressure on global supply chains causing supply and demand imbalances.

The Very Good Food Company   |   Management’s Discussion and Analysis

FINANCIAL PERFORMANCE REVIEW

Selected Financial Information

	Three months ended June 30,	Three months ended March 31,(2)	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2021	2021	2020	2021	2020
Revenue	$2,780,681	$2,643,083	$1,087,790	$5,423,764	$1,426,342
Procurement expense	(2,102,822)	(2,052,246)	(690,795)	(4,155,068)	(1,147,847)

Gross profit(1)	$677,859	$590,837	$396,995	$1,268,696	$278,495
Gross margin (1)	24%	22%	36%	23%	20%
Fulfilment expense	(2,045,714)	(1,982,895)	(415,134)	(4,028,609)	(491,593)
General and administrative expense	(6,834,880)	(9,574,557)	(723,599)	(16,409,437)	(1,335,815)
Marketing and investor relations expense	(2,579,656)	(2,146,345)	(740,231)	(4,726,001)	(903,805)
Research and development expense	(515,965)	(366,020)	(65,074)	(881,985)	(162,824)
Pre-production expense	(656,288)	(885,535)	—	(1,541,823)	—

Operating loss	(11,954,644)	(14,364,515)	(1,547,043)	(26,319,159)	(2,615,542)
Finance expense	(405,947)	(357,030)	(854,346)	(762,977)	(912,333)
Other expense	(140,142)	(307,031)	(17,266)	(447,173)	(20,766)

Net loss	$(12,500,733)	$(15,028,576)	$(2,418,655)	$(27,529,309)	$(3,548,641)

Adjusted gross profit(1)	$1,079,490	$979,008	$468,570	$2,058,496	$453,584
Adjusted gross margin(1)	39%	37%	43%	38%	32%
Adjusted general and administrative expense(1)	$2,208,555	$2,200,836	$497,697	$4,409,390	$863,232
Adjusted EBITDA loss(1)	$(5,673,109)	$(5,391,936)	$(1,197,813)	$(11,065,045)	$(1,926,256)

(1)	See “Non-GAAP Financial Measures” starting on page 15 for more information on non-GAAP financial measures and reconciliations thereof.
(2)

Certain operating expenses from the March 31, 2021 period had been reclassified to conform to the change in presentation of expenditures adopted by the Company. A total of $948,431 from general and administrative expenses and $56,717 from procurement expense mainly related to share-based compensation and wages were reclassified, of which $562,068 were reclassified to fulfilment expense, $400,027 were reclassified to marketing and investor relations expense, and $43,052 were reclassified to pre-production expense. There was no impact to the net loss as reported in March 31, 2021.

NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are metrics used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

The Very Good Food Company   |   Management’s Discussion and Analysis

Adjusted EBITDA

Management defines adjusted EBITDA as net loss before finance expense, tax, depreciation and amortization, share-based compensation and other one-time and non-cash items. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance.

	Three months ended June 30,	Three months ended March 31,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2021	2021	2020	2021	2020
Net loss as reported	$(12,500,733)	$(15,028,576)	$(2,418,655)	$(27,529,309)	$(3,548,641)
Adjustments:
Depreciation	512,168	329,484	104,089	841,652	154,717
Loss on disposal of equipment	2,679	19,882	—	22,561	–
Gain on termination of lease	(239)	(1,361)	—	(1,600)	–
Finance expense	402,432	361,750	89,346	764,182	147,333
Share-based compensation	5,835,989	8,774,009	172,083	14,609,998	450,011
Shares, units and warrants issued for services	74,595	152,876	90,324	227,471	105,324
Loss on settlement of debt	—	—	765,000	—	765,000

Adjusted EBITDA loss	$(5,673,109)	$(5,391,936)	$(1,197,813)	$(11,065,045)	$(1,926,256)

Gross profit and adjusted gross profit

Management utilizes adjusted gross profit to provide a representation of performance in the period by excluding the non-cash impact of share-based compensation recognized in procurement expense during the period as well as The Butcher Shop & Restaurant related procurement costs. Management believes adjusted gross profit provides useful information as it represents gross profit for management purposes based on cost to procure and manufacture the Company’s finished goods excluding any non-cash items.

	Three months ended June 30,	Three months ended March 31,(1)	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2021	2021	2020	2021	2020
Revenue	$2,780,681	$2,643,083	$1,087,790	$5,423,764	$1,426,342
Procurement expense	(2,102,822)	(2,052,246)	(690,795)	(4,155,068)	(1,147,847)

Gross profit	$677,859	$590,837	$396,995	$1,268,696	$278,495
Adjustments:
The Butcher Shop & Restaurant procurement expense	117,484	129,622	71,575	247,104	160,843
Share-based compensation	284,147	258,549	—	542,696	14,246

Adjusted gross profit	$1,079,490	$979,008	$468,570	$2,058,496	$453,584
Adjusted gross margin	39%	37%	43%	38%	32%

(1)

Certain operating expenses such as share-based compensation and wages from the March 31, 2021 period has been reclassified to conform to the change in presentation of expenditures adopted by the Company. As a result of the reclassification, procurement expense was changed from $2,108,963 to $2,052,246, and share-based compensation changed from $303,075 to $258,549. The gross profit, adjusted gross profit, and adjusted gross margin were updated accordingly.

The Very Good Food Company   |   Management’s Discussion and Analysis

Adjusted general and administrative expense

Management defines adjusted general and administrative expense as general and administrative expense excluding non-cash items such as share-based compensation and depreciation expense. Management believes adjusted general and administrative expense provides useful information as it represents the corporate costs to operate the business excluding any non-cash items.

	Three months ended June 30,	Three months ended March 31,(1)	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2021	2021	2020	2021	2020
General and administrative expense	$(6,834,880)	$(9,574,557)	$(723,599)	$(16,409,437)	$(1,335,815)
Adjustments:
Share-based compensation	4,546,887	7,340,959	172,083	11,887,846	412,405
Depreciation	79,438	32,762	53,819	112,200	60,178

Adjusted general and administrative expense	$(2,208,555)	$(2,200,836)	$(497,697)	$(4,409,391)	$(863,232)

(1)

Certain operating expenses such as share-based compensation and wages from the March 31, 2021 period had been reclassified to conform to the change in presentation of expenditures adopted by the Company, which changed general and administrative expense from $10,522,987 to $9,574,356, share based compensation from $8,067,970 to $7,340,959 and adjusted general and administrative expense from $2,422,255 to $2,200,835.

Revenue

Revenue by geographic region

	Three months ended June 30,	Three months ended March 31,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2021	2021	2020	2021	2020
Canada	$1,559,674	$1,357,359	$1,087,790	$2,917,033	$1,426,342
United States	1,221,007	1,285,724	—	2,506,731	—

Total	$2,780,681	$2,643,083	$1,087,790	$5,423,764	$1,426,342

Revenue by channel

	Three months ended June 30,	Three months ended March 31,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2021	2021	2020	2021	2020
eCommerce	$2,206,403	$2,185,095	$846,134	$4,391,497	$964,642
Wholesale and Meal Prep	455,055	345,905	169,859	800,960	274,771
Butcher Shop & Restaurant and Other	119,223	112,083	71,797	231,307	186,929

Total	$2,780,681	$2,643,083	$1,087,790	$5,423,764	$1,426,342

Three Months Ended June 30, 2021 compared to March 31, 2021

Revenue increased $137,598 (5%) to $2,780,681 in the second quarter of 2021, compared to $2,643,083 in the previous quarter ended March 31, 2021. This increase was mainly due to higher Canadian wholesale revenue of $109,150 due to the Company’s scaling of production and distribution to meet demand. Overall, wholesale distribution points increased to 1,869 (37%) in the second quarter of 2021 compared to 1,356 in the previous quarter primarily due to new wholesale partnership agreements signed including Horizon Grocery + Wellness,

The Very Good Food Company   |   Management’s Discussion and Analysis

UNFI USA and KeHE. The Company expects to continue to expand its reach to more grocery stores in both Canada and US in the third quarter of 2021.

Three Months Ended June 30, 2021 compared to June 30, 2020

Revenue increased $1,692,891 (156%) to $ 2,780,681 in the second quarter of 2021, compared to $1,087,790 in the same period in fiscal 2020. The growth in revenue was primarily driven by an increase of $1,360,269 in eCommerce sales and $285,196 in wholesale revenue due to the Company’s scaling of production and distribution to meet demand in both sales channels. Of the increase in eCommerce revenue, $1,221,007 was attributed to US sales with the introduction of the Company’s US website in the third quarter of 2020.

Six Months Ended June 30, 2021 compared to June 30, 2020

Revenue increased $3,997,422 (280%) to $5,423,764 in the six months ended June 30, 2021, compared to $1,426,342 in the same period in fiscal 2020. The growth in revenue was primarily driven by an increase of $3,426,855 in eCommerce sales and $526,189 in wholesale revenue due to the Company’s scaling of production and distribution to meet demand in both sales channels. Of the increase in eCommerce revenue, $2,506,731 was attributed to US sales with the introduction of the Company’s US website in the third quarter of 2020.

Procurement expense

Procurement expense consists of the cost of raw materials, supplies and inventory packaging, inbound shipping charges, employee wages and benefits, and other attributable overhead expenses incurred in the procurement and manufacturing of the Company’s finished goods. Procurement expense also includes expense associated with the Butcher Shop & Restaurant including food costs, direct labor and other attributable overhead expenses.

Three Months Ended June 30, 2021 compared to March 31, 2021

Procurement expense increased $50,576 (2%) to $2,102,822 in the second quarter of 2021, compared to $2,052,246 in the previous quarter ended March 31, 2021. The increase in procurement expense was due to the Company’s scaling of production and distribution to meet demand in both sales channels.

Three Months Ended June 30, 2021 compared to June 30, 2020

Procurement expense increased $1,412,027 (204%) to $2,102,822 in the second quarter of 2021, compared to $690,795 in the same quarter in fiscal 2020. The increase in procurement expense was primarily driven by increased sales and the Company ramping up production to meet demand for its products as well as $284,147 in higher share-based compensation expense incurred for production employees.

Six Months Ended June 30, 2021 compared to June 30, 2020

Procurement expense increased $3,007,221 (262%) to $4,155,068 in the six months ended June 30, 2021, compared to $1,147,847 in the same period in fiscal 2020. The increase in procurement expense was primarily driven by higher sales and the Company ramping up production to meet demand for its products as well as $528,450 in higher share-based compensation expense incurred for production employees.

Gross profit and adjusted gross profit

Gross profit consists of revenue less procurement expense. Adjusted gross profit is a non-GAAP measure calculated as total revenue less procurement expense. See “Non-GAAP Financial Measures” on page 15 for more information on management’s use of adjusted gross profit and a reconciliation thereof.

The Very Good Food Company   |   Management’s Discussion and Analysis

Three Months Ended June 30, 2021 compared to March 31, 2021

Gross profit was $677,859 or 24% of revenue in the second quarter of 2021, compared to $590,837 or 22% of revenue in the previous quarter ended March 31, 2021. Excluding the Butcher Shop & Restaurant procurement expense and share-based compensation, adjusted gross profit was $1,079,490 or 39% of revenue in the second quarter of 2021, compared to $979,008 or 37% of revenue in the previous quarter of March 31, 2021. The increase in gross profit was primarily driven by increased sales volume achieved through maximizing the production footprint at the Victoria Facility.

Three Months Ended June 30, 2021 compared to June 30, 2020

Gross profit was $677,859 or 24% of revenue in the second quarter of 2021, compared to gross profit of $396,995 or 36% for the same period in fiscal 2020.

Excluding the Butcher Shop & Restaurant procurement expense and share-based compensation, adjusted gross profit was $1,079,490 or 39% of revenue in the second quarter of 2021, compared to adjusted gross profit of $468,570 or 43% in the second quarter of 2020. The decrease in adjusted gross profit was primarily driven by the timing of certain procurement expenses recorded in the prior period.

Six Months Ended June 30, 2021 compared to June 30, 2020

Gross profit was $1,268,696 or 23% of revenue in the six months ended June 30, 2021, compared to gross profit of $278,495 or 20% for the same period in fiscal 2020.

Excluding the Butcher Shop & Restaurant procurement expense and share-based compensation, adjusted gross profit was $2,058,496 or 38% of revenue in the six months ended June 30, 2021, compared to adjusted gross profit of $453,584 or 32% in the same period of 2020. The improvement in adjusted gross profit was primarily driven by increased sales volume achieved through maximizing the production footprint at the Victoria Facility.

Fulfilment expense

Fulfilment expense represents third-party fulfilment costs for picking and packing of inventory into orders, fulfilment packaging costs, direct fulfilment labor, outbound shipping and freight costs, and warehousing and shipping fees for customer orders.

Three Months Ended June 30, 2021 compared to March 31, 2021

Fulfilment expense increased $62,819 (3%) to $2,045,714 in the second quarter of 2021, compared to $1,982,895 in the previous quarter ended March 31, 2021. Fulfilment expense increased mainly due to higher packaging costs from increased production to meet the demand of for eCommerce and wholesale orders. During the second quarter of 2021, VERY GOOD shipped 24,025 eCommerce orders compared to 23,181 in the previous quarter.

Three Months Ended June 30, 2021 compared to June 30, 2020

Fulfilment expense increased $1,630,580 (393%) to $2,045,714 in the second quarter of 2021, compared to $415,134 in the same quarter in fiscal 2020. The increase in fulfilment expense was primarily driven by the ramp up of production and significantly higher eCommerce and wholesale sales orders. To support these efforts, the Company entered into agreements with three 3PL logistic service providers in Canada and the US to increase the production footprint at the Victoria Facility and improve order fulfilment speed. Fulfillment costs increased due to the processing of 24,025 eCommerce orders in the second quarter of 2021, compared to 11,194 in the same quarter in fiscal 2020.

The Very Good Food Company   |   Management’s Discussion and Analysis

Six Months Ended June 30, 2021 compared to June 30, 2020

Fulfilment expense increased $3,537,016 (720%) to $4,028,609 in the six months ended June 30, 2021, compared to $491,593 in the same period in fiscal 2020. The increase in fulfilment expense was primarily driven by the ramp up of production and significantly higher eCommerce and wholesale sales orders. To support these efforts, the Company entered into agreements with three 3PL logistic service providers in Canada and the US to increase the production footprint at the Victoria Facility and improve order fulfilment speed. Fulfilment costs increased due to the processing of 47,206 eCommerce orders in the six months ended 2021, compared to 13,635 in the same period in fiscal 2020.

General and administrative expense and adjusted general and administrative expense

General and administrative expense are primarily comprised of administrative expenses, salaries, wages and benefits, including associated share-based compensation not directly associated with other functions, non-production rent expense, depreciation and amortization expense on non-production assets and other non-production operating expenses. Administrative expenses include the expenses related to management, accounting, legal, information technology, and other support functions.

Adjusted general and administrative expense is a non-GAAP measure calculated as total general and administrative expense less share-based compensation and depreciation. See “Non-GAAP Financial Measures” on page 15 for more information on management’s use of adjusted general and administrative expense and a reconciliation thereof.

Three Months Ended June 30, 2021 compared to March 31, 2021

General and administrative expense decreased $2,739,677 (29%) to $6,834,880 in the second quarter of 2021, compared to $9,574,557 in the previous quarter ended March 31, 2021. The decrease in general and administrative expense was primarily due to share-based compensation which was lower by $2,794,072 compared to the previous quarter ended March 31, 2021 as a portion of stock options grants to employees to create performance alignment with the aim of generating shareholder value had fully vested in Q1 2021.

Excluding share-based compensation and depreciation expense, adjusted general and administrative expense was relatively flat at $2,208,555 in the second quarter of 2021, compared to $2,200,836 in the first quarter.

Three Months Ended June 30, 2021 compared to June 30, 2020

General and administrative expense increased $6,111,281 (845%) to $6,834,880 in the second quarter of 2021, compared to $723,599 in the same period in fiscal 2020. The growth in general and administrative expense was primarily due to share-based compensation which was higher by $4,374,804 compared to the same period in fiscal 2020 because of stock option grants to employees to create alignment with the aim of generating shareholder value, as well as increase of approximately $771,151 in wages and salaries related expenditures due to expansion of the management team to support planned growth. The Company also incurred additional accounting and legal, and general office expenses due to the higher volume of business activities.

Excluding share-based compensation and depreciation expense, adjusted general and administrative expense was $2,208,555 in the second quarter of 2021, compared to $497,697 in the same period in fiscal 2020. Adjusted general and administrative expense increased $1,710,858 (344%) in the second quarter of 2021 compared to the same quarter in 2020 for the same reasons noted above.

The Very Good Food Company   |   Management’s Discussion and Analysis

Six Months Ended June 30, 2021 compared to June 30, 2020

General and administrative expense increased $15,073,622 (1,128%) to $16,409,437 in the six months ended June 30, 2021, compared to $1,335,815 in the same period in fiscal 2020. The growth in general and administrative expense was primarily due to share-based compensation which was higher by $11,475,441 compared to the same period in fiscal 2020 because of stock option grants to employees to create alignment with the aim of generating shareholder value as well as increase of approximately $1,629,000 in wages and salaries related expenditures due to expansion of the management team to support planned growth. The Company also incurred additional accounting and legal, and general office expenses due to the higher volume of business activities.

Excluding share-based compensation and depreciation expense, adjusted general and administrative expense was $4,409,390 in the six months ended June 30, 2021, compared to $863,232 in the same period in fiscal 2020. Adjusted general and administrative expense increased $3,546,159 (411%) in the six months ended June 30, 2021 compared to the same period in 2020 for the same reasons noted above.

Marketing and investor relations expense

Three Months Ended June 30, 2021 compared to March 31, 2021

Marketing and investor relations expense increased $433,311 (20%) to $2,579,656 in the second quarter of 2021, compared to $2,146,345 in the previous quarter ended March 31, 2021. The increase in marketing and investor relations expense was mainly due to the increase in digital marketing initiatives to raise brand awareness and increase eCommerce traffic and conversion, as well as increase in share-based compensation and wages and salaries due to the expansion of the marketing team to support marketing initiatives.

Three Months Ended June 30, 2021 compared to June 30, 2020

Marketing and investor relations expense increased $1,839,425 (248%) to $2,579,656 in the second quarter of 2021, compared to $740,231 in the same quarter in fiscal 2020 for the same reasons noted above.

Six Months Ended June 30, 2021 compared to June 30, 2020

Marketing and investor relations expense increased $3,822,196 (423%) to $4,726,001 in the six months ended June 30, 2021, compared to $903,805 in the same period in fiscal 2020 for the same reasons noted above.

Pre-production expense

Pre-production expense includes wages and benefits expense, right-of-use assets and property and equipment depreciation expense and other operating expense related to the commissioning of the Rupert Facility, the Patterson Facility, the Mount Pleasant and the newly located Victoria Flagship Stores which are not yet in operation. These pre-production expenses will be included as part of procurement expense once these sites are in operation.

Three Months Ended June 30, 2021 compared to March 31, 2021

Pre-production expense was $656,288 in the second quarter of 2021, compared to $885,535 in the previous quarter ended March 31, 2021. The pre-production expense decreased $229,247 or 26% in the second quarter as compared to the first quarter as Rupert Facility has started producing limited salable product as of May 2021; therefore, decreasing certain pre-production costs as they are included in procurement expenses.

Three Months Ended June 30, 2021 compared to June 30, 2020

Pre-production expense was $656,288 in the second quarter of 2021, compared to $nil in the same quarter in fiscal 2020 due to the Company not taking possession of the Rupert Facility until January 2021.

The Very Good Food Company   |   Management’s Discussion and Analysis

Six Months Ended June 30, 2021 compared to June 30, 2020

Pre-production expense was $1,541,823 in the six months ended June 30, 2021, compared to $nil in the same period in fiscal 2020 for the same reason noted above.

Selected Financial Information

As at	June 30, 2021	December 31, 2020
Total assets	$49,143,043	$35,182,597
Total liabilities	29,982,653	7,540,254
Share capital	44,848,614	39,335,150

Total assets

Total assets increased to $49,143,043 as at June 30, 2021 from $35,182,597, as at December 31, 2020; primarily due to the increase in right-of-use assets of $12,374,157 of which $9,882,459 pertains to the Rupert Facility lease. Property and equipment increased by $5,047,138 mainly due to capital expenditures incurred for the commissioning of Line 1 of the Rupert Facility. In addition, prepaids and deposits increased by $4,042,381 primarily for security deposits on equipment purchased for the Rupert Facility. During the six months ended June 30, 2021, the Company also recorded $3,479,535 in estimated goodwill related the acquisition of the Cultured Nut and Lloyd-James, subject to the finalization of the purchase price allocation, as well as $5,073,283 deferred financing cost related to Credit Facility from Waygar Capital. These increases were partially offset by a decrease in cash and cash equivalents of $19,158,016 primarily for cash used in operating activities of $14,052,481 and investing activities of $8,281,414 related to the commissioning of the Rupert Facility and acquisitions, which were offset by cash provided by financing activities of $3,172,787 mainly from proceeds of loan payable and proceeds from exercise of warrants. As of June 30, 2021, the Company had cash and cash equivalents of $5,926,067.

Total liabilities

Total liabilities increased to $29,982,653 as at June 30, 2021 from $7,540,254, as at December 31, 2020; primarily due to an increase of $12,542,197 in lease liabilities mainly pertaining to right-of-use assets including the Rupert Facility. Accounts payable and accrued liabilities increased $4,962,322 from the ramp-up of operations and financing cost related to the closing of the loan payable. The Company also recorded $1,048,000 in contingent consideration liabilities related the acquisition of The Cultured Nut and Lloyd-James and loan payable and other liabilities of $3,976,773.

Share Capital

Share capital increased to $44,848,614 at June 30, 2021, compared to $39,335,150 as at December 31, 2020; primarily due to $3,920,438 for the issuance of common shares and units for warrants exercised and $1,156,437 for common shares issued for the acquisition of The Cultured Nut and Lloyd-James.

The Very Good Food Company   |   Management’s Discussion and Analysis

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended June 30, 2021. The information has been derived from our unaudited quarterly condensed interim consolidated financial statements.

	Three Months Ended
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020 (1)
Revenue	$2,780,681	$2,643,083	$1,836,682	$1,373,814
Net loss	$(12,500,733)	$(15,028,576)	$(5,813,132)	$(4,497,027)
Comprehensive loss	$(12,496,272)	$(15,024,102)	$(5,806,392)	$(4,497,107)
Loss per share (basic and diluted)	$(0.13)	$(0.15)	$(0.06)	$(0.06)

Number of eCommerce orders	24,025	23,181	13,580	13,107

	Three Months Ended
	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019
Revenue	$1,087,790	$338,552	$328,866	$229,921
Net loss and comprehensive loss	$(2,418,655)	$(1,129,986)	$(829,059)	$(1,030,739)
Loss per share (basic and diluted)	$(0.05)	$(0.02)	$(0.02)	$(0.03)

Number of eCommerce orders	11,194	2,441	1,511	416

(1)

The September 30, 2020 quarterly revenue has been restated to reflect adjustments made at December 31, 2020 to reclass sales discounts and promotions through various programs that was previously recorded as advertising and promotion expense to a reduction of revenue. The reclassification of expense has no impact to net loss and comprehensive loss for the quarter. As a result of the adjustments recorded, revenue for the three month period ended September 30, 2020 has decreased from $1,393,234 to $1,373,814.

Revenues have increased over the last eight quarters. The sales growth has been achieved in both the eCommerce and wholesale channels where we have seen a growing demand for our products online. During the third quarter of 2020, the Company started selling products through its US eCommerce website where we have seen further revenue growth. Furthermore, the Company made significant efforts to increase production capacity in the second half of 2020 and partnered with new 3PL providers that allowed for increased production footprint at the Victoria Facility, while the Rupert Facility is testing production and is producing saleable product effective May 2021. The increase in net loss and comprehensive loss is mainly attributed to the ramping up of production to support the distribution of the Company’s products as well as higher outbound shipping and 3PL logistic services due to the scaling of eCommerce and wholesale orders through marketing efforts. The Rupert Facility will continue to incur ramp-up and commissioning costs over the next few months as it continues to scale production and commission Line 2. The Company also incurred higher general and administration expense due to the hiring of employees for expansion and increased office expense, recruitment fees, information technology and licensing cost with the build out of the teams in both Victoria and Vancouver to support its next phase growth. Further fluctuations in net loss have been impacted by the timing and amount of share-base compensation expense related to the fair value of stock options and warrants granted. The Company expects to incur further losses in the development of its business and has significant capital projects planned. The continued operations are dependent on management’s ability to manage cost, raise additional equity or debt. During the second quarter of 2021, the Company has secured a Credit Facility to support its operations and capital purchases for expansion.

CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital is to maintain a capital structure that allows financing options to the Company in order to benefit from potential opportunities as they arise. The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain existing operations and fund expansion opportunities. The Board of Directors does not establish quantitative return on

The Very Good Food Company   |   Management’s Discussion and Analysis

capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is continually evaluating expansion opportunities both domestically and within certain international markets. Depending on the timing and scope of expansion opportunities identified by the Company, there will be a requirement for the investment of additional capital for the Company to continue to successfully execute on its growth strategy. Based on the ongoing analysis of potential growth opportunities, the Company is not able to currently quantify any specific non-committed future capital requirements.

The Company has historically relied on debt and more recently the equity markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce cost of capital.

The following table summarizes our cash flows as at June 30, 2021 and 2020:

	Six months ended June 30
	2021	2020
Operating activities	$(14,052,481)	$(1,224,546)
Investing activities	(8,281,414)	(112,507)
Financing activities	3,172,787	4,440,269
Effect of foreign exchange on cash and cash equivalents	3,092	—

Net changes in cash and cash equivalents	$(19,158,016)	$3,103,216

Operating activities

Net cash used in operating activities for the six months ended June 30, 2021 was $14,052,481 as a result of the net loss for the period of $27,529,309; partially offset by a change in non-cash expenses related to share-based compensation of $14,609,998, finance expense of $764,182, depreciation of $841,652, and shares and units issued for services of $227,471. During the comparative period ending June 30, 2020, net cash used in operating activities was $1,224,546 as a result of the net loss for period of $3,548,641; partially offset by a change in non-cash working capital of $765,000 related to loss on settlement of debt, non-cash expenses related to share-based compensation of $450,011, shares and units issued for services of $105,324, finance expense of $147,333 and depreciation of $154,717.

Investing activities

Net cash used in investing activities for the six months ended June 30, 2021 was $8,281,414 primarily attributed to capital expenditures and leasehold improvements incurred for the commissioning of the Rupert Facility. In addition, the Company paid $1,250,000 for the acquisition of the Cultured Nut and Lloyd-James. During the comparative period ending June 30, 2020, net cash used in investing activities was $112,507 related to the restaurant and production equipment used in the Victoria Facility.

Financing activities

Net cash received from financing activities for the six months ended June 30, 2021 was $3,172,787 due to $2,262,957 received from proceeds from the exercise of warrants and stock options, $28,999 proceeds from subscription received, and proceeds from loans payable $1,891,092; this was partially offset by payment of lease liabilities of $532,097, repayment of loans payable $240,000, and payment of deferred financing cost of $238,164. During the comparative period ended June 30, 2020, net cash received from financing activities was $4,440,269 primarily due to proceeds of $3,635,634 received from issuance of common share units for cash, proceeds from exercise of warrants of $773,101, and proceeds from loans payable of $499,129, offset by

The Very Good Food Company   |   Management’s Discussion and Analysis

repayment of loan payable $236,128 and payment of non-current lease deposits $202,735 and repayment of loan payable to related parties of $411,728.

During the six months ended June 30, 2021, the Company received total proceeds of $1,891,092 less deferred financing cost of $238,164 for net proceeds of $1,652,928 pursuant to the Credit Facility from Waygar Capital. As at June 30, 2021, total loans payable and other liabilities of $3,976,773 is outstanding.

Prospectus Offerings Use of Proceeds

On June 17, 2020, the Company completed its IPO consisting of 16,100,000 common shares at $0.25 per common share for proceeds of $4,025,000. The following table provides an update on the anticipated use of proceeds raised, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to June 30, 2021
Build out of Mount Pleasant (less tenant improvement allowance)	$1,147,000	$508,306
Direct research and development expenses	150,000	150,000
General corporate & other working capital	2,231,000	2,231,000
Offering expenses and underwriter fees	497,000	374,365

Total	$4,025,000	$3,263,671

On August 7, 2020, the Company closed an agreement with Canaccord Genuity Corp. pursuant to which they agreed to purchase, on a bought deal basis (the “August Bought Deal”), 6,555,000 units at $1.30 per unit, for aggregate gross proceeds to the Company of $8,521,500. The following table provides an update on the anticipated use of proceeds raised in the financing, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to June 30, 2021
Expansion to the United States	$3,500,000	$792,723
Direct research and development expenses	750,000	516,966
Accretive acquisitions	1,500,000	1,250,000
General corporate & other working capital	1,739,780	1,739,780
Offering expenses and underwriter fee	1,031,720	798,553

Total	$8,521,500	$5,098,021

On December 4, 2020, the Company closed an agreement with Canaccord Genuity Corp. pursuant to which they agreed to purchase, on a bought deal basis (the “December Bought Deal”), 3,778,900 units at $3.50 per unit, for aggregate gross proceeds to the Company of $13,226,150. The following table provides an update on the anticipated use of proceeds raised in the financing, along with amounts expended.

	Proposed Use of Proceeds	Approximate Use of Proceeds to June 30, 2021
Commencement of operations at Rupert Facility	$10,000,000	$9,844,072
General corporate & other working capital	1,918,058	1,918,058
Offering expenses and underwriter fee	1,308,092	1,298,002

Total	$13,226,150	$13,060,132

OUTSTANDING SHARES, OPTIONS, AND WARRANTS

The Company is authorized to issue an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants and options as at the dates indicated.

The Very Good Food Company   |   Management’s Discussion and Analysis

	As at August 18,	As at June 30,	As at December 31,
	2021	2021	2020
Common shares	103,443,964	97,623,648	96,640,432
Warrants	5,706,558	2,611,951	2,889,367
Stock options	8,662,931	8,073,472	3,852,639

Common Shares

Common shares increased by 1.0 million during the six months ended June 30, 2021 primarily due to the following transactions:

•	0.6 million shares and units issued for warrants exercised

•	0.2 million shares issued for acquisitions

•	0.1 million shares issued for stock options exercised

Warrants

The number of outstanding warrants decreased during the six months ended June 30, 2021 by 0.3 million due to the exercise of 0.6 million broker and agent warrants, including unit warrants exercisable for both shares and warrants, offset by the concurrent issuance of 0.1 million warrants resulting from the exercise of such unit warrants and issuance of 0.2 million warrants to Waygar Capital related to the credit facility obtained during the quarter.

Stock Options

Stock options increased by 4.2 million during the six months ended June 30, 2021 due to the following transactions:

•	4.6 million stock options granted to directors, officers, employees and consultants

•	0.1 million stock options exercised

•	0.3 million stock options cancelled

OFF-BALANCE SHEET AGREEMENTS

The Company does not have any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

FINANCIAL RISK MANAGEMENT

The Company is exposed to varying degrees to a variety of financial related risks in the normal course of operations including interest rate risk, credit risk, concentration of credit risk, liquidity risk, foreign currency risk, commodity price risk and equity risk. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures.

Interest Risk

The Company’s exposure to interest risk relates to its investment of surplus cash and cash equivalents, including restricted and unrestricted short-term investments. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At June 30, 2021, the Company had cash and cash equivalents of $5,926,067 (December 31, 2020 –

The Very Good Food Company   |   Management’s Discussion and Analysis

$25,084,083) and a 1% change in interest rates would increase or decrease interest income by approximately $60,000 (December 31, 2020 – $250,000).

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, security deposits and receivables. The carrying amount of cash and cash equivalents, security deposits, and trade and other receivables represent the maximum exposure to credit risk, and as at June 30, 2021, this amounted to $11,989,265 (December 31, 2020 – $26,826,938).

The Company’s cash and cash equivalents are held through large Canadian financial institutions and no losses have been incurred in relation to these items. The Company’s receivables are comprised of trade accounts receivable and GST receivable. At June 30, 2021, the Company has $53,974 (December 31, 2020 – $43,153) in trade accounts receivable outstanding over 60 days, of which the Company has recognized an allowance for doubtful accounts of $28,757 (December 31, 2020 – $39,917).

Concentration of Credit Risk

Concentration of credit risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from 3 wholesale distributors of the Company representing 12% (2020 – 22%) of total revenue during the six months ended June 30, 2021. Of the Company’s trade receivables outstanding at June 30, 2021 and December 31, 2020, 72% and 81% are held with 4 customers and 3 customers of the Company, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at June 30, 2021, the Company has $5,926,067 (December 31, 2020 – $25,084,083) of cash and cash equivalents. The Company is obligated to pay accounts payable and accrued liabilities, the current portion of the lease liabilities, and the current portion of loans payable and other liabilities with a carrying amount of $9,192,029 (December 31, 2020 – $2,018,663) and contingent consideration of $1,048,000 within the next year.

Foreign Currency Risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and deferred revenue that are denominated in US dollars. As at June 30, 2021, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately $177,000 (December 31, 2020 – $102,312). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials to determine the appropriate course of action to be taken by the Company.

Equity Price Risk

In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It

The Very Good Food Company   |   Management’s Discussion and Analysis

may be anticipated that any market for the Company’s shares will be subject to market trends generally and the value of the Company’s shares on a stock exchange may be affected by such volatility.

Fair Value of Financial Instruments

At June 30, 2021, the carrying value of the Company’s cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, and loans payable and other liabilities, all of which are carried at amortized cost, approximate their fair value given their short-term nature or discount rate applied.

The Company does not have any financial instruments measured at fair value in the condensed interim consolidated statement of financial position, except for its contingent consideration, which was estimated at fair value as part of the preliminary purchase price allocations in note 9 and for which there has been no change in fair value to June 30, 2021.

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management and directors. Compensation expense was as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Salaries incurred to key management personnel	$246,923	$69,131	$540,308	$99,121
Professional fees incurred to the former CFO	—	55,000	—	100,406
Directors fees	—	—	6,000	—
Share-based compensation	2,778,908	84,459	8,086,241	292,285

	$3,025,831	$208,590	$8,632,549	$491,812

EVENTS AFTER THE REPORTING PERIOD

On July 2, 2021, the Company completed its bought deal prospectus offering (the “Offering”) consisting of 5,594,750 units of the Company (the “Units”) at a price of $3.70 per Unit for total gross proceeds of $20,700,575. Each Unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), with each Warrant entitling the holder to purchase one additional common share at a price of $4.60 per Warrant until January 2, 2023.

The Company paid a commission of $1,449,040 and 391,633 compensation warrants of the Company (the “Compensation Warrants”) being equal to 7% of the aggregate number of Units sold pursuant to the offering. Each Compensation Warrant entitles the holder to purchase one additional Unit of the Company (each a “Compensation Unit”) at a price of $3.70 per Compensation Unit until January 2, 2023. In addition, the Company also paid a corporate finance fee comprised of 30,000 Units to the agent.

Subsequent to June 30, 2021, the Company issued a total of 109,400 common shares pursuant to the exercise of warrants with exercise prices ranging between of $1.51 and $2.00 per share for gross proceeds of $171,400.

Subsequent to June 30, 2021, the Company issued a total of 86,166 common shares pursuant to the exercise of stock options with exercise prices ranging between $0.25 and $1.74 per share for gross proceeds of $46,374, of which $28,999 was received as at June 30, 2021.

Subsequent to June 30, 2021, the Company granted a total of 685,625 stock options. The stock options granted have an exercise price of $3.70 per share and expiry dates ranging between July 15, 2024, and July 15, 2026.

The Very Good Food Company   |   Management’s Discussion and Analysis

CRITICAL ACCOUNTING ESTIMATES

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•

The inputs, including the forecast future volatility of the stock price, the risk-free interest rate, dividend yield and the expected life of the stock options, used in calculating the fair value for share-based compensation expense included in comprehensive loss.

•

The valuation of shares and other equity instruments issued in non-cash transactions. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

•

Amortization of right-of-use assets and property and equipment are dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

•

Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future market demand, costs and prices.

•

Assessing whether an acquisition is a business combination or an asset acquisition and assessing whether the amount paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Accounting for acquisitions requires estimates with respect to the fair value of the assets acquired and liabilities assumed.

•

Impairment of non-financial assets such as goodwill, right of use assets and property and equipment. This assessment includes a consideration of external and internal indicators that the asset may be impaired.

•

The lease liability and right of use asset valuation is based on the present value of the lease payments over the lease term. The lease term is determined as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to extend or terminate the lease, and any modifications to the lease term will result in the revaluation of the lease. The present value of the lease payments is dependent on the incremental borrowing rate used, which we apply estimates in determining the rates.

RISKS AND UNCERTAINITIES

VERY GOOD is subject to a number of risks and uncertainties related to its businesses that may have adverse effects on its results of operations and financial position. Details on some of these can be found in VERY GOOD’s most recent Annual Information Form (“AIF”) filed with Canadian securities regulatory authorities at www.sedar.com. Readers should carefully review and evaluate these risk factors together with all of the other information contained in this discussion and analysis. Furthermore, it should be noted that the risk factors described in the AIF are not the only risk factors facing VERY GOOD and it may be subject to risks and uncertainties not described therein or that it is not presently aware of or that it may currently deem insignificant.

The Very Good Food Company   |   Management’s Discussion and Analysis

BOARD APPROVAL

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company.

The Board of Directors of the Company has approved the financial statements and the disclosure contained in this MD&A.

CONTROLS CERTIFICATION

In connection with National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer, will file a Venture Issuer Basic Certificate with respect to the financial information contained in condensed interim consolidated financial statements and the audited annual financial statements and respective accompanying Management’s Discussion and Analysis. The Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.

The Very Good Food Company Inc. 2748 Rupert Street, Vancouver, BC, V5M 3T7 Canada 1.855.526.9254 hello@verygoodfood 213892-001 .com www.verygoodfood.com